Exhibit 7.1
The Fedeli Group
5005 Rockside Road
Suite 500
Independence, Ohio 44131
February 21, 2007
PVF Capital Corp.
30000 Aurora Road
Solon, Ohio 44139
Attn: Jeffrey N. Male
           Corporate Secretary
Re: Examine List of Shareholders of PVF Capital Corp.
Dear Jack:
I am the owner of 465,000 shares of the common stock of PVF Capital Corp. Pursuant to the requirements of Ohio law, I am entitled to inspect the list of PVF shareholders. I would like to examine the shareholder list for the purpose of obtaining the names, addresses and holdings of other shareholders with whom I may wish to communicate with regarding the affairs of PVF.
Kindly deliver the following information to my attention at 5005 Rockside Road, Suite 500, Independence, Ohio 44131:
•	A list of the record holders of all shares of PVF’s stock as of the most recent practicable date, certified by PVF’s transfer agent, showing the names, addresses and the number and class of shares issued to or transferred of record to or by each shareholder;

•	A computer disk containing the record holders of all shares of PVF’s stock as of the most recent practicable date, showing the names, addresses and the number and class of shares issued to or transferred of record to or by each shareholder, including any computer processing data that is necessary to access and use the information; and

•	All information in PVF’s possession or control or which can reasonably be obtained from nominees of any central certificate depository system concerning the number and identity of the actual beneficial owners of PVF’s shares, including a breakdown of any holdings in the name of CEDE & Co., Kray & Co., Pacific & Co., NCC & Co., Philadep, DLH, NEST and other similar nominees, and any list of non-objecting beneficial owners (NOBO) in PVF’s possession.
I will bear the reasonable costs incurred by PVF in connection with the copying of the above information.
Please immediately advise me by phone (216) 328-8080, or fax (216) 901-8199, as to when the shareholder list will be provided. Thanks so much.
Sincerely,
/s/ Umberto P. Fedeli
Umberto P. Fedeli
cc:      John R. Male, Chairman and CEO, PVF Capital Corp.